SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

10 March 2003

BY AIRMAIL

Securities and Exchange Commission
Office of International Corporate Fin[illegible]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03007551

SUPPL

03 MAR 18 AM 7:21

Dear Sirs

ROLY INTERNATIONAL HOLDINGS LTD.
1. Daily Share Buy-Back Notices
2. Notice of Changes in Substantial Shareholder's Interests
3. Miscellaneous Announcement – Increase in Share Capital of a Subsidiary

Please be advised that the attached announcements regarding the above matters were submitted to the Singapore Exchange Securities Trading Limited on the 13.02.2003, 19.02.2003 and 06.03.2003.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228 or email to brenda.cheung@roly.com .

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Brenda Cheung
Company Secretary

Encl.

dlw 3/20

MASNET No. 74 OF 13.02.2003
Announcement No. 74

ROLY INTERNATIONAL HOLDINGS LTD

Daily Share Buy-Back Notice

A. Share Buy-Back Authority

I) Maximum number of shares authorised for purchase : 33,495,776

B. Details of purchases made

I) Purchases made by way of market acquisition? Yes

1.	Date of purchases	:	13/02/2003
2.	Total number of shares purchased	:	200,000
3a.	Price paid per share	:	S$0.245
3b.	(i) Highest price per share	:	S$0.245
	(ii) Lowest price per share	:	S$0.245
4.	Total consideration paid or payable for the shares	:	S$49,270

II) Purchases made by way of off-market acquisition on equal access scheme? No

C. Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	Number	%	Number	%	Number	%
Cumulative number of shares purchased to date	6,444,000	1.62	0	0	6,444,000	1.62

D.

Number of issued shares after purchase : 391,073,764

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 13/02/2003 to the SGX

MASNET No. 52 OF 19.02.2003
Announcement No. 52

ROLY INTERNATIONAL HOLDINGS LTD

Daily Share Buy-Back Notice

A. Share Buy-Back Authority

I) Maximum number of shares authorised for purchase : 33,295,776

B. Details of purchases made

I) Purchases made by way of market acquisition? Yes

1.	Date of purchases	:	19/02/2003
2.	Total number of shares purchased	:	200,000
3a.	Price paid per share	:	S$0.245
3b.	(i) Highest price per share	:	S$0.245
	(ii) Lowest price per share	:	S$0.245
4.	Total consideration paid or payable for the shares	:	S$49,270

II) Purchases made by way of off-market acquisition on equal access scheme? No

C. Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	Number	%	Number	%	Number	%
Cumulative number of shares purchased to date	6,644,000	1.67	0	0	6,644,000	1.67

D.

Number of issued shares after purchase : 390,873,764

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 19/02/2003 to the SGX

MASNET No. 28 OF 06.03.2003
Announcement No. 33

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	WANG Lu Wei, Robert
Date of notice to company:	06/03/2003
Date of change of interest:	04/03/2003
Name of registered holder:	(Note 1)
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Transfer of shares from a family trust (of which WANG Lu Wei, Robert is a beneficiary) to WANG Lu Wei, Robert (Note 2)

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,922,238
% of issued share capital:	0.49
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0
No. of shares held before the transaction:	24,791,346
% of issued share capital:	6.34
No. of shares held after the transaction:	24,791,346
% of issued share capital:	6.34

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	15,000,000	9,791,346
% of issued share capital:	3.84	2.5
No. of shares held after the transaction:	13,077,762	11,713,584
% of issued share capital:	3.34	3
Total shares:	13,077,762	11,713,584

Notes:

1. No. of shares registered in name of WANG Lu Wei, Robert: 6,066,346
   No. of shares registered in name of DBS Nominees Pte Ltd.: 3,725,000
   No. of shares registered in name of J.M. Sassoon & Co. (Pte) Ltd.: 15,000,000

2. Out of the above 24,791,346 shares, 13,077,762 shares are held by a family trust of which WANG Lu Wei, Robert is a beneficiary for the three years commencing on 24 December 2001 and his wife WANG Susan is the trustee.

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 06/03/2003 to the SGX

MASNET No. 31 OF 06.03.2003
Announcement No. 36

ROLY INTERNATIONAL HOLDINGS LTD

Miscellaneous announcement - increase in share capital of a subsidiary

The directors of Roly International Holdings Ltd. ("Roly" or the "Company") wish to announce that:

Increase in share capital of a subsidiary

The authorised share capital of Westman Linmark (Thailand) Ltd. ("WLTL") has been increased from 6,000,000 Baht to 8,000,000 Baht by the creation of an additional 1,000 ordinary and preference shares of 2,000 Baht each.

490 ordinary shares of 2,000 Baht each have been allotted and issued to Linmark Agency (BVI) Limited, an indirect wholly-owned subsidiary of Roly, and 510 preference shares of 2,000 Baht each have been allotted and issued to Grant Thornton Consulting Co., Ltd. at par for cash. The total consideration for the above shares is 2,000,000 Baht in cash. For accounting purpose, WLTL has been treated as a wholly-owned subsidiary of Roly.

The above transaction is not expected to have any material financial impact on the Group's consolidated net tangible assets value and earnings per share for the current financial year.

None of the directors or substantial shareholders of the Company have any interest, direct or indirect, in the above transaction.

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 06/03/2003 to the SGX

MASNET No. 48 OF 06.03.2003
Announcement No. 53

ROLY INTERNATIONAL HOLDINGS LTD

Daily Share Buy-Back Notice

A. Share Buy-Back Authority

I) Maximum number of shares authorised for purchase : 33,095,776

B. Details of purchases made

I) Purchases made by way of market acquisition? Yes

1.	Date of purchases	:	06/03/2003
2.	Total number of shares purchased	:	200,000
3a.	Price paid per share	:	S$0.245
3b.	(i) Highest price per share	:	S$0.245
	(ii) Lowest price per share	:	S$0.245
4.	Total consideration paid or payable for the shares	:	S$49,270

II) Purchases made by way of off-market acquisition on equal access scheme? No

C. Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	Number	%	Number	%	Number	%
Cumulative number of shares purchased to date	6,844,000	1.72	0	0	6,844,000	1.72

D.

Number of issued shares after purchase : 390,673,764

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 06/03/2003 to the SGX